Filed by Overture Services, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Overture Services, Inc.
Commission File No.: 000-26365

The following is a transcript of an earnings call made on Wednesday, July 23, 2003 at 2:00 pm PST to members of the financial community by representatives of Overture Services, Inc. in connection with the release of financial results for the second quarter of 2003.

     Additional Information

     Yahoo! Inc. and Overture Services, Inc. intend to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the merger transaction involving Yahoo! and Overture. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Overture by contacting Overture Investor Relations at 74 North Pasadena Avenue, 3rd Floor, Pasadena, California 91103, 888-811-4686. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Yahoo! by contacting Yahoo! Investor Relations, 701 First Avenue, Sunnyvale, California 94089, 408-349-3300.

     Yahoo! and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Overture in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Yahoo! and Overture described above. Additional information regarding the directors and executive officers of Yahoo! is also included in Yahoo’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 15, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Yahoo! by contacting Yahoo! Investor Relations at 701 First Avenue, Sunnyvale, California 94089, 408-349-3300.

     Overture and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Overture in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Yahoo! and Overture described above. Additional information regarding these directors and executive officers is also included in Overture’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 18, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Overture by contacting Overture Investor Relations at Overture Investor Relations at 74 North Pasadena Avenue, 3rd Floor, Pasadena, California 91103, 888-811-4686.

     Forward-Looking Statements

     These materials contain forward-looking statements that involve risks and uncertainties concerning the proposed acquisition of Overture by Yahoo!, Overture’s expected financial performance, as well as Overture’s strategic and operational plans. Actual events or results may differ materially from those described in these materials due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close or that the closing may be delayed; the reaction of customers of Overture and Yahoo! to the transaction; Yahoo!’s ability to successfully integrate Overture’s operations and employees; and

general economic conditions. More information about potential factors that could affect Overture’s business and financial results is included in the Company’s Annual Report on Form 10-K for the fiscal year ended Dec. 31, 2002 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, including (without limitation) under the captions, “Risks That Could Affect our Financial Condition and Results of Operations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov, and will be included in Overture’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, which will be filed with the SEC in the near future.

CORPORATE PARTICIPANTS
Ken Ross
Overture Services - Chief Communications Officer

Ted Meisel
Overture Services - President and CEO

Todd Tappin
Overture Services - CFO

CONFERENCE CALL PARTICIPANTS
Anthony Noto
Goldman Sachs - Analyst

Safa Rashtchy
Piper Jaffray - Analyst

Lanny Baker
Smith Barney - Analyst

Christa Sober
Thomas Weisel Partners - Analyst

PRESENTATION

Operator

Good afternoon and thank you for standing by for joining the Overture second quarter earnings release teleconference. All participants will be able to listen only until the question and answer session of the conference. This conference is being recorded. If you have any objection, you may disconnect at this time. I would like to introduce your first speaker for today’s call, Mr. Ken Ross, Chief Communications Officer. Mr. Ross, you may begin.

Ken Ross - Overture Services - Chief Communications Officer

Good afternoon everyone and thank you for joining us to discuss our second quarter business performance. With me on the call today are Ted Meisel, our President and Chief Executive Officer, and Todd Tappin, our Chief Financial Officer. Both Ted and Todd will have brief comments, and then we will be pleased to field a few of your questions. I want to remind you that during our remarks today we may make forward-looking statements, including statements about our future financial performance and business activity. These forward-looking statements represent only our belief as of today. Future events by their nature are inherently uncertain and outside of the company’s control. Actual results may differ materially from those included in these forward-looking statements. For a complete discussion of the risk factors that could affect our future results, please see the news release that we issued earlier today as well as filings that we’ve made with the Securities and Exchange Commission. I also want to remind you that today’s news release and a link to today’s web cast are now available at our web site at www.overture.com. To access them, click on the link about Overture, and then on investors, and with that I’d now like to turn the call over to Ted.

Ted Meisel - Overture Services - President and CEO

Thank you, Ken. And thank you all for joining us on this afternoon’s call. As you know, last week we announced a watershed event in Overture’s history ... an agreement to merge with Yahoo! in a $1.6 billion deal. While we’ve been able to speak with you with many of you since then I want to reiterate our excitement about this combination. Together we will create the most important global advertising business on the web and Overture will compete even more vigorously in the commercial search arena. As demonstrated by our second quarter results we are entering the combination with considerable momentum. We’re executing on our strategies, competing successfully in our space, and investing appropriately and effectively to capture significant opportunities in a fast-growing market. In combination with Yahoo! we expect to accelerate this progress. Before I turn to a discussion of the second quarter, I’d like to quickly note that both Yahoo! and Overture are committed to moving forward toward a Q4 close and have already begun the integration planning process. As I said a moment ago, we are making considerable progress executing against our 2003 operating plan. You’ll recall that our plan is underpinned by five key strategic initiatives, one, accelerating our core U.S paid placement business, two expanding our international service, three launching new products, four, pursuing new distribution opportunities; and five, enhancing our organization to assure that we execute successfully against the first four initiatives simultaneously. Our first initiative is directed at our core paid placement business.

We continue to believe there is huge upside in search. Accordingly, most of the company is focused on increasing monetization of the search stream and delivering ever higher quality search results while at the same time achieving productivity improvements to manage costs. During the quarter we made steady progress against these objectives. Once again, our efforts to better monetize the search stream and enhance quality resulted in the net addition of 7,000 advertisers during the quarter. And we now have 95,000 active advertiser accounts in all. Through the addition of new advertisers, enhanced service programs for existing advertisers and improved technology, we added roughly 5 million new search listings in the quarter, a 40% increase over the prior quarter. On top of the increase in advertisers and listings we continue to match listing to user queries more effectively. During the quarter we again enhanced our Match Driver suite of technologies to improve coverage of queries and quality of matches in turn helping users find what they are seeking and advertisers receive more leads with no more effort. Later this year we’ll introduce new functionality to give advertisers more direct control over how the match driver technologies are applied to their listings. As a result of these and other steps taken, we generated a greater number of paid leads and a higher price per lead. In the second quarter PPC increased to 40 cents, a 3 cent sequential improvement from Q1 of this year. At the same time we’re controlling costs through a focus on productivity. For example, we reduced our cost of acquiring advertisers by about 10% from the first quarter and have driven such costs down by almost 25% year over year.

To gain 5 million new search listings we processed record number of listing requests while adding few staff. We’ve identified opportunities to process our click stream more efficiently that will result we believe in a 10-15% cut planned capex spending this year. Our second key strategic initiative centers on our international operations. I’m pleased to report that we’re squarely on track with our expansion plans and continue to expect international operations to reach break even early next year. Second quarter revenue from our international operations was about $32 million, $10 million higher than the previous quarter. So far in 2003 we’ve launched operations in South Korea and Italy and expect to be operational in Spain, Netherlands, Austria, Switzerland and Scandinavia before the end of the year. The Ireland-based international shared services center we set up last quarter is helping us realize economies of scale and allows us to enter smaller European markets more quickly in addition to serving advertisers more effectively and thereby ultimately increasing revenue. We’re also securing significant international distribution deals helped in part by our new efforts in web search. Our third initiative focuses on the introduction of new products that allow us to offer a full spectrum of value-added search and related advertising functionality to our partners, and additional customer introductions to advertisers. We are well underway with our efforts to develop and our integrate new products like web search, paid inclusion, contextual advertising and local search. With respect to web search, I thought I’d take a moment here to update you on the integration of all the Alta Vista and the web search unit of Fast. When our acquisitions closed in April, we commenced a 100 day integration plan that is progressing quite well.

Under this plan we identified several key objectives, such as solidifying the two organizations and capturing cost savings, though our primary focus has been on integrating the two web search products we acquired into one world class technology platform. We continue to believe that we’re on track to achieve the technology integration by the end of the year. I would commend the respective search teams for driving progress even with the acquisitions. As examples, AltaVista launched the world’s largest multimedia index and the Fast team developed a new release of its technology that increases relevance and supports the upcoming launch of a massive 3.5 billon document index. We are also on schedule to launch Express Inclusion, our integrated paid inclusion product by the end of the summer. We’ve completed sales force training for the existing Overture team and expect to begin selling to our largest customers later this quarter. Ultimately our 95,000 advertisers provide an existing and important base for this product. As part of the AV and Fast integration process we’re also capturing cost savings through, for example, a 100-person head count reduction and the recent sale of AltaVista’s enterprise search business. Finally, on the new product front we launched Content

Match earlier this month with a host of flagship partners, including MSN and Yahoo!, both of which have added the product to a variety of channels throughout their networks. Our advertisers are enthusiastic about the product and are now receiving additional leads at their web sites.

Our fourth initiative involves growing our distribution network, and in recent months we’ve enjoyed several affiliate successes and a growing pipeline of new deals. Among them we extended our commercial search relationship with Hewlett-Packard for another year and expanded the deal to include Canada. We grew our relationship with Freeserve, the UK’s largest Internet portal and ISP beyond our existing paid placement agreement to include algorithmic search displacing Google in the process. We won a full service search agreement with Sympatico a division of Bell Canada that made Overture their exclusive paid placement search, algorithmic search, paid inclusion and contextual advertising provider for English speaking users for two years, and again displacing Google. And finally, we extended and expanded our international relationship with MSN.

In general, reaction from our affiliates to our planned acquisition by Yahoo! has been favorable. Yahoo! has been clear in saying it is committed to our affiliate network and providing our partners with best possible search solutions once the merger is complete. We believe that our affiliates will benefit considerably from the merger since together we will be better positioned to offer market leading and customized products and services even more quickly than we do today. Lastly, we’ve made meaningful progress in our ability to manage a step function change in business activity and more specifically product development activity.

As many have observed our agenda to accelerate progress in the core business, expand internationally launch new product, and integrate acquisitions is ambitious. That said, execution has always been a Hallmark of our team and we believe we are making the right moves to manage the growth successfully. Let me illustrate a few of those moves. Recently we have taken a senior executive who had led the expansion of our business overseas, Johannes Larcher, and charged him with streamlining our management approach. Since Johannes has taken the role we’ve revised our organizational structure to provide a stronger product market focus, instituted a new planning and management process that allows us to work more efficiently and effectively across operating units and continue to grow and nurture talent within our organization and attract diverse and high caliber talent from the outside. We recently brought in Brian Steel to lead all of our international operation, a position newly created in recognition of the size and scope that of business. Brian joins us with more than 20 years of management experience including serving as the president for on command a leading global provider of interactive entertainment in the lodging industry.

Yet another example is the world class group of scientists we’ve assembled under Gary Flake’s leadership in research. In less than a year Gary’s team has had a significant impact on our product road map not to mention specific enhancements already in production that are increasing revenues and productivity. Beyond that the team is prepared and has filed several technology patents to prepare us well for the future. We also recently added Michael Harris to our team, as Senior Vice-President of global product management, a vital role for Overture as we move from single product to multi-product enterprise. Michael comes to us with more than 20 years of management experience at several high tech companies, including most recently at File Net, the world leader in content and process management software. In closing, let me say that as we continue to make meaningful and measurable progress against our strategic plan, and as we work toward a close and our subsequent integration into Yahoo!, our goal and our commitment remains intact, to become indispensable to our advertisers, uniquely valuable to our distribution partners, and highly relevant to consumers. I thank you for listening, and now I’d like to turn the call over to Todd who will take you through our financial results for the second quarter.

Todd Tappin - Overture Services - CFO

Thank you, Ted. I will discuss the results of the most recent quarter and selected balance sheet items. Given the merger announcement with Yahoo! we will not be providing detailed guidance. We will make some directional comments toward the end of my prepared remarks. Beginning with the quarter, I’ll cover revenue and corresponding metrics and move on to expenses and net results. Worldwide revenue was $265 million this quarter compared to $225 million last quarter. Revenue was higher than the previous quarter primarily due to a rise in paid clicks and PPC. International revenue was approximately 12% of total revenue for the second quarter. The number of paid leads was 646 million this quarter compared to 608 million last year. The increase in paid clicks was primarily due to international expansion, expansion of the affiliate network, and progress with coverage and matching initiatives. Additionally, we did not experience a seasonal down tick as expected as we believe the war reduced the number of commercial-related searches in Q1. Our largest affiliates, Microsoft and Yahoo, represent approximately 63% of our business, down from 65% the previous quarter. The average worldwide price per click was 40 cents this quarter compared to 37 cents last quarter. The increase in worldwide PPC was slightly higher than expectations fueled by an increase in higher priced commercial clicks.

The number of worldwide advertisers grew from 88,000 in March to approximately 95,000 in June.

With regard to the expense section of the income statement as a percentage of revenue, operating costs were slightly lower than expected as a result of productivity enhancing initiatives. On an absolute dollar basis operating expenses were higher than the previous quarter as a result of our completed acquisition of Alta Vista and Fast and international expansion. Primarily as a result of the AV and Fast acquisition our employee count increased to 1,340, excluding those employees currently in transition. Our traffic acquisition costs were $169 million this quarter or 49% of revenue, compared to $144 million or 64% of revenue last quarter. As a percentage of revenue TAC was within the guidance range and consistent with the prior quarter. TAC was on the higher end of the guidance range as a result of the strong performance in the P4P business and therefore a higher than expected mix of revenue from revenue sources that carry TAC. This brings total operating expense to $251 million for the quarter and income before tax to $15 million. The tax provision was $7 million for the quarter or 49% of pretax income. GAAP net income was $8 million for quarter or 12 cents per share. This compares to net income of $9 million or 15 cents per share last quarter excluding the credit associated with the arbitration ruling recorded in Q1.

The primary difference in net income from Q1 to Q2 is the effect of the recent acquisitions of AV and Fast and international expansion offset by improved operating performance in the core business. EBITDA was $26 million this quarter compared to $30.2 million last quarter.

Now moving on to a discussion of the balance sheet. Unrestricted cash at the end of the quarter was $113 million compared to $237 million at the end of last quarter. The overall decrease in unrestricted cash balance for the company was primarily due to the acquisitions of AV and Fast. Worldwide DSO was 21 days in June, which was higher than March, primarily due to a higher mix of revenue from international operations and accounts receivable balances from AV and Fast. Total capital expenditures for Q2 were approximately $21 million including the acquisitions of AV and Fast. The total expected 2003 capital expenditures are projected to be approximately $45-55 million which is lower than the previous estimates of $55-65 million primarily due to the recent efficiency gains.

With regard to the business outlook we’d like to offer the following thoughts. Following the announced merger with Yahoo! as previously mentioned we will not be providing detailed guidance. I would add that as an independent company the full year 2003 revenue, net income, and EBITDA outlook is more favorable than previously projected as a result of the strength reflected in the Q2 results and the positive trends we are seeing.

With regard to Q3 we believe that the current consensus of analyst estimates are at the high end of the range. There are thee factors to consider for Q3 that are different from Q2. One, a full quarter of investments in the Web search product since the AV and Fast acquisitions closed during the first quarter, an increase in TAC as a percentage of revenue; and 3, potential expenses associated with the recently announced merger with Yahoo!.

As this may be our last earnings call. I know Ted joins me in saying how proud we are of the entire team at Overture and all that you’ve accomplished. And to all at Overture thank you for the tireless efforts, uncompromising ethics and perseverance in making this extraordinary company. The future combination with Yahoo! is an exciting next chapter as we continue to move the company forward. Now we’ll take a few brief questions.

QUESTION AND ANSWER

Operator

Thank you, sir. At this time if you would like to ask a question, please press star 1. I will announce your name prior to asking your question. To withdraw your question, you may press star 2. Once again, to ask a question, please press star 1. Our first question comes from Anthony Noto of Goldman Sachs. You may ask your question.

Anthony Noto - Goldman Sachs - Analyst

Thank you very much. I was wondering if you guys could elaborate a little bit on, now that you’ve done the acquisitions, you’ve done a little bit of work, what do you think the benefits are of the vertical integration of being able to control coverage, click-through rate and price per click. Is there through the vertical integration and greater efficiency a 10% improvement in click-through rates or 10% improvement in coverage? Just some directional comments with regard to that. And then secondarily if you could comment on the opportunity to capture international relationships that Yahoo! currently has with several of your competitors, I know that they have out or flexibility getting out of those contracts. What’s the timing of actually making that happen? Thank you.

Ted Meisel - Overture Services - CEO

Anthony, with respect to your first question, I think you’re asking, if I understand it correctly, I think what you’re asking specifically about whether by being part of Yahoo! we’re in a position to drive coverage click-through rate, and PPC at that site more quickly. Is that —

Anthony Noto - Goldman Sachs - Analyst

Essentially, yes. If you think about it right now, your partnership with Yahoo! and all of the other affiliates is somewhat unlinked from the standpoint of being able to efficiently improve the lessons learned and improve click through rates coverage. You control the click through on our own site. How do you do that in order to benefit, and I thought maybe you could use your acquisitions of Fast and Alta Vista and the analysis you did in acquiring those in shedding some light on qualifying what the potential benefits are in those two areas of click-through rates and coverage.

Ted Meisel - Overture Services - CEO

Sure. I’m afraid my answer may not be a very illuminating in the sense that we’ve been working closely with Yahoo! and some other partners on this for some time because it’s already and clearly in their interests and our interests to do that, so we’ve been sharing the necessary information to do that, so I’m not — and it’s early days, of course, in the process of merger interest integration, so I don’t know that I have an answer for you on specifically what we can achieve on Yahoo’s site. And I would say, also, because we haven’t done that planning and because we expect to operate the unit independently serving Yahoo! as a partner as others, we’re just not there yet. On international relationships, also on this question I was a little confused. Are you asking about — you mentioned Yahoo! has some relationships internationally and whether we’re in a position to capitalize on those? Is that the question?

Anthony Noto - Goldman Sachs - Analyst

Basically can you convert Yahoo! Europe to an Overture relationship instead of Espotting and the half of Yahoo! Japan that’s with Google can you convert that to Overture, and what’s the time period in which that can happen?

Ted Meisel - Overture Services - CEO

Sure. Again, I think early to say, but I think one of the, as I think Yahoo! management team mentioned in the merger announcement, we — part of the logic for the merger was to take full advantage of all of the traffic opportunities that Yahoo! presented, so we would certainly hope over time to serve Yahoo! Europe, to fully serve or more fully serve Yahoo! Japan, and other, as well as Yahoo! verticals and other properties within Yahoo!. We have not set a specific timetable at this point.

Anthony Noto - Goldman Sachs - Analyst

Right. One other question since I’ve come up short on the first two is I’ve noticed that you are doing some search, I believe you’re doing some sponsor search? Yahoo! shopping now which is a new vertical. Could you give us any comment on the progress made there, any early results from the testing or is it a full-fledged rollout?

Ted Meisel - Overture Services - CEO

At this point I would characterize most of the verticals as tests, and I think we’ve seen some promising results for what the Overture search listings or content match listings can do, but I think we’re in relatively early days in that product.

Anthony Noto - Goldman Sachs - Analyst

Okay. Thank you very much.

Ted Meisel - Overture Services - CEO

Thanks, Anthony.

Operator

Our next question comes from Safa Rashtchy (ph) of Piper Jaffray. You may ask your question.

Safa Rashtchy - Piper Jaffray - Analyst

Good afternoon and congratulations on another good quarter. We will miss all the excitement and wit since this is the last call, but nonetheless, such is life. A couple of questions for you, Ted, Todd. You know, Todd, you mentioned that the per click charge was slightly more than you expected. In fact, it was a little bit more than slightly, than what we expected. We had I think your guidance was to reach 40 cents by the year-end so you’re two quarters ahead of that, and you over had outline the dynamics that would logically drive that price down as you were monetizing the tail end, so could you talk a little bit more around what happened that despite that effort, that that effort was then successful, that the charges continued to go up and what trend do you see in the coming quarters? And I have a quick follow-up.

Todd Tappin - Overture Services - CFO

Sure. Right, Safa. Previously we had guided to end the year somewhere between 40 and 42 cents, and we anticipated the coverage initiatives that we had in place in the third quarter would sort of curb some of the growth in P PC. We saw so much strength across the board with regard to our advertisers. That would be both in terms of growth as well as management of their accounts, et cetera. And so as a result I think we just had some very solid execution which curbed any downward pressure that the coverage initiatives might have otherwise had. So we were still going to be rolling out more of those types of coverage initiatives throughout the year, other types of matching initiatives as well, and so there will be sort of countervailing forces in PPC but that was primarily what we saw in the third quarter.

Safa Rashtchy - Piper Jaffray - Analyst

It sounds look that this was more of a stable trend than in the previous quarters when there has been some big jumps you’ve had almost one-time events that have contribute, but from what you describe it doesn’t sound like there was a one-time event that contributed to the higher PPC.

Ted Meisel - Overture Services - President and CEO

Safa just to add to what Todd said, this is Ted, I think there’s another factor here, and that is as it would appear that the war in the first quarter had a decided effect on the mix of searches that users were performing, and therefore, therefore our efforts that were driving, in effect, price-up over a two-quarter period manifest themselves all at once in the second quarter. And so I think it actually probably has been a little smoother than it would otherwise appear. And that would be the one-time event. As Todd said, we do expect the coverage initiatives, matching initiatives which remain on track for effect really in the second half of the year to help drive revenue, but not to — but to have a constraining effect on increases in price.

Safa Rashtchy - Piper Jaffray - Analyst

Okay. That helps. Let me get to the second part. I’ll try to see if I can get away with it. As you are approaching the partners for the combined products line off algorithmic search and paid listings and they have had free and now the Canadian portal, could you tell us what the sales process is like? I suppose in some cases there is some relationship with Fast that you are leveraging. To what degree that helps you and to what degree do you have a sense of how you can sell the combined product on the merits of the algorithmic capabilities, and kind of connected to that if you could just give us as much a color as you can on the reaction from your partner to the merger announcements. Are they still kind of looking at what to do or are they all pretty much pleased and intend to stay with you and so forth. Thanks.

Todd Tappin - Overture Services - CFO

Sure. That sounds definitely like two questions.

Safa Rashtchy - Piper Jaffray - Analyst

Well, it’s the last call.

Todd Tappin - Overture Services - CFO

I’ll miss the excitement, too. On the combined — on the issue of combined product or full search service, we have — what we have seen is in web search or algorithmic search prospective partners have been looking very much for an alternative in the market, and so in that sense it is a, if they’re engaged, and many of them are very engaged on behalf of their users, algorithmic search is a sophisticated product and sell cycle can take some time. You are absolutely right Fast, having been in the market and in that market some of that education was taking place already, and we are we are the beneficiary of, if you will, the second half of that sales cycle. And I think that would be very fair to attribute our successes in Sympatico and in Free Serve in part to the work that had begun by our new colleagues. That’s the way I characterize the sales process. I think as we have seen in the past, our pay-for-performance search product, pay listings search product, our reputation remains very strong, and there is typically an assumption going in that that’s market leading. And the last thing I’d add to that is that partners increasingly are interested in a search solution from one provider in order to allow the one provider to optimize, optimize search both for users and for monetization purposes. Now, with respect to reaction from partners, I think it’s early. Generally it’s been positive. We have obviously been conducting aggressive outreach to explain our intentions under the merger, and that is to operate as an independent unit. We’ll serve Yahoo! as an important affiliate but we also expect and hope to serve all of our other affiliates on an ongoing basis, and we have been conveying to them that, the fact we believe we’ll be able to accelerate our timetable on product development as a result of — as a result of the merger, and I think so far that has been received well by our partners.

Safa Rashtchy - Piper Jaffray - Analyst

Good thank you.

Operator

Our next question comes from Lanny Baker (ph) of Smith Barney. You may ask your question.

Lanny Baker - Smith Barney - Analyst

Thanks. I had two questions. First one is can you talk about the [Inaudible] acquisition costs relative to revenue with a little bit different look at it. I’m trying to cut to the, kind of the economic realities of the partner transactions exclusive of your non-TAC revenue and any netting that you might be doing on the algorithmic side. What, if you were to look at it on sort of a same-store basis on are or a same client basis excluding the things that you guys done to offset it, where would it be and what is the trend sort of steadily upward, accelerating, slowing down?

Todd Tappin - Overture Services - CFO

Sure, Lanny as we report one segment, we’re not really prepared to get into numbers. I think what we have said in the past is we do expect TAC to rise somewhat as we see exe test in the market. That hasn’t changed. But generally speaking, you know, again, I don’t want to get specific as to breaking anything out, again, we’re reporting one segment.

Lanny Baker - Smith Barney - Analyst

Okay. The — let me go in a different direction. Can you — the percentage of your revenue that’s from Yahoo! and Microsoft went down. Can you I guess it kind of comes back to the same issue. The acquisitions that you made are you counting that in there or are those two partners under growing, sort of growth rate of those partners materially different than the growth rate of some of your smaller partners or are you adding smaller partners or is it the acquisition revenue that has — can you give us a sense of what’s kind of the true market share trend among your partners?

Todd Tappin - Overture Services - CFO

Well, let me answer the question not from a market share one but from just generally what we saw this quarter in our business. The increase in paid clicks was a result of international expansion, for one thing. It was also growth or of our overall network, so that means that we added more partners, and other partners had more searches and more click as well. So that’s a piece. And then, sure we also picked up some clicks from those sites. But remember that we were with AV and Fast previously with regard to their sites, Alltheweb.com and AltaVista.com.

Lanny Baker - Smith Barney - Analyst

Okay. So can you maybe Ted you could give us a sense of what you think going on in the market share sort of at the highest level of the paid search business. My last question.

Ted Meisel - Overture Services - President and CEO

Market share meaning.

Lanny Baker - Smith Barney - Analyst

Market share of search queries on the Internet what’s the big — you know, the trend we have seen for the last year, Google gaining share, is that still sort of the coin of the realm?

Ted Meisel - Overture Services - President and CEO

You know, I would say that our partners have accepted up their investment, of course, over the last year, and it is our sense that that is having an impact. It’s always a little bit hard to tell because we don’t see all of the searches, of course, on the internet, but — and it may be an indication of their success that we saw much lesser seasonality in this second quarter than we typically have over the last several years.

Lanny Baker - Smith Barney - Analyst

Okay. Thanks.

Ted Meisel - Overture Services - President and CEO

Sure.

Operator

At this time we have time for one more question. Our last question comes from Christa Sober (ph) of Thomas Weisel Partners. You may ask your question.

Christa Sober - Thomas Weisel Partners - Analyst

Hi. As I try to engage I guess the maturity of this marketplace, a lot of this is uncharted territory, I wonder if you could gives a sense first of all how many your 95,000 advertisers have been with you for longer than a year, and if you could discuss maybe how their behavior who are is different, i.e., do they generally have a higher PPC [Inaudible], are multi-word queries garnering a higher bid? Because I know that that had not been the case before. And then related — and then the second question is related to the overall, I guess, lack of seasonality that we’re seeing from Q1 to Q2. I know yesterday at Ask Jeeves they indicated that they had increased monetization levels, and they were supposing that perhaps commercializable queries didn’t have the type of seasonality patterns that general queries have, and I was wondering if you could comment on that as it relates to your overall business. And then finally, if you could just give any sense as to any particular categories, i.e., travel, Parma, that have been showing particular strength in the pay per click environment. Thanks. Hello?

Ted Meisel - Overture Services - President and CEO

Hi, Christa. Sorry. We were just deciding who was going to take which question.

Christa Sober - Thomas Weisel Partners - Analyst

Okay.

Ted Meisel - Overture Services - President and CEO

Let me start. With respect to the maturity of the market, on an — I guess on an average basis, if you look at our overall attrition rate, you could say that most of our advertising base has turned over the last year and a half. Now, there are two sides to that coin. Of course, no one likes attrition. On the other hand, from our standpoint, the efficient market is actually working well, and the option model was set up to promote those businesses that have the best products and services to offer to the top and see them get in front of users more frequently. So generally we think of that as positive. We’d also note that our attrition rate for our most important advertisers, those that we serve directly, is actually quite low. It’s measured by just a few percentage points at its highest. In terms of their behavior, we are seeing new, new advertisers come in and bid more, which we think is an indication of the strength of their product service offering and at times the length of or longevity of their businesses and therefore knowledge of what they can spend on customer acquisition. They are bidding and we are seeing increasingly bids on multi-word queries. A lot of that has to do with new technologies from our side as well as increased service and account management. And we are seeing, of course, higher bids on that as we stimulate competition in those areas and help advertisers to understand the value of leads that they’re receiving. So all that is trending in the right direction. That is a relatively long-term project that we would expect to bear fruit quarter on quarter on quarter. Let me turn it over to Todd for your second and third questions.

Todd Tappin - Overture Services - CFO

Yes, I think on the seasonality probably what you heard on others is probably some consistency with us, but with us it’s really more about commercial searches, and I think as we indicated before, the war actually played a bigger impact than I think we thought it might have previously, which is that in a war time in Q1 we saw queries which were focused less on commercial-type terms, and in the second quarter without the war people were sort of back to normal, if you will, and so as a result the war played an impact in reducing that seasonality. With regard to categories that might have been strong, I think we have since seen a strength across the board, and those categories which are typically fairly strong for us would be ones that you would see being strong for again this quarter, and that that would be categories such as travel and also health and beauty were strong in this quarter.

Christa Sober - Thomas Weisel Partners - Analyst

Thank you.

Operator

Thank you for joining today’s conference call. This does conclude today’s earnings release teleconference.